$26 Per Share Cash Proposal For
LONGVIEW FIBRE COMPANY

Obsidian Finance Group, LLC

The Campbell Group LLC

Shareholders of Longview Fibre are advised to read the definitive solicitation statement filed by Obsidian Finance Group, LLC and The Campbell Group, LLC in connection with their solicitation of agent designations from Longview Fibre shareholders, because the solicitation statement contains important information. Shareholders and other interested parties may obtain, free of charge, copies of the definitive solicitation statement, information regarding the identity of the participants in the solicitation and other relevant documents filed by Obsidian and Campbell with the SEC from the SEC website at www.sec.gov. The definitive solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Why are we here?

- ***Obsidian Finance Group and The Campbell Group*:**
  - propose to acquire, in a merger, all shares of Longview Fibre Company for $26 per share, cash
- ***In response, Longview management:***
  - has rejected our proposal and refused to meet directly with us
  - has refused to provide us with access to information necessary to confirm our proposal
  - would not discuss and refused to entertain questions by any shareholders regarding our proposal at its annual shareholders meeting
  - has proposed a new operating plan[1] that, in our opinion, is risky and delivers less value per share than our proposal
- ***Many shareholders of Longview have told us:***
  - they prefer our $26 cash proposal to management's new plan
- ***Longview's poison pill defenses:***
  - effectively require the Board of Directors to approve any transaction
  - only strong shareholder support can make this happen
- ***We are asking shareholders to demonstrate their support for our proposal by demanding the special meeting***

1 Source: Company filings, Form 10-Q for the quarter ended March 31, 2006, p.22. The Company's presentation filed April 17, 2006 is available on the Company's website.

Tell the Longview Board of Directors to listen to its shareholders

SHAREHOLDER PRESENTATION

The Obsidian / Campbell Proposal

Obsidian FINANCE GROUP, LLC

THE Campbell GROUP LLC

All cash, Fair value, Real

The Obsidian/Campbell proposal is compelling

- $26 per share all cash proposal
  - 36% premium over the 20-day moving average closing price of the Common Stock on March 3, 2006 (the last full trading day before public announcement of our proposal)[1]
  - Enterprise Value Multiple of **17.8** against trailing 12 months ("TTM") EBITDA (March 31, 2006)[2]
  - Enterprise Value Multiple of **12.8** against the midpoint of management's forecast cash flow from operations for 2006 of $130 -145 million[3]
  - Attractive proposal when measured against customary valuation metrics
- Our equity capital is fully committed and discretionary
- Obsidian and The Campbell Group are knowledgeable investors with industry expertise who understand Longview Fibre's assets
- We plan to complete our customary and confirmatory due diligence and enter into a customary merger agreement within four weeks
- Compare the value of our all-cash $26 proposal--which could close in a matter of months--against the uncertain present value of management's new plan

1 Source: Historical closing prices for Longview Fibre Common stock.
2 Source: Company releases of EBITDDA reconciliation. Commonly, the term EBITDA is used by Bloomberg to include "depletion, depreciation and amortization" as well as "depreciation and amortization" and we consider the terms EBITDDA and EBITDA to have the same meaning.
3 Midpoint of Management's forecast filed April 17, 2006, slide 12 of Management's presentation.

$26 Cash…Certain Value

Our financing package is straightforward

- Equity represents over 85% of our $1.75 billion purchase price
  - Both Obsidian's and Campbell's equity is fully committed, documented, and discretionary
- JPMorgan has issued a "highly confident" letter on the asset-based loan
  - Existing debt to be paid in full
- Old Mutual, a Global Fortune 300 Company, has reviewed the deal and expressed in writing that the transaction should not be held up due to any uncertainty over the availability of capital
- To secure our financing commitment, we need access to additional information about the Company

We are prepared to complete the transaction quickly

We require only customary due diligence

- Our diligence request is customary and confirmatory, and is expected to be completed within four weeks
  - Only standard due diligence is required by us and the banks that are providing our asset-based credit facility
  - We are ready and able to begin diligence immediately
  - We do not require any additional internal approvals
- Negotiation of the merger agreement could proceed simultaneously with due diligence

Our offer is NOT highly conditional

Management's new and "improved?" plan



Our opinion: **A very risky proposition**

Management's new and "improved?" plan

Management's new operating plan was announced April 17, 2006 and is posted on the Company's website[1]

- The plan, by our analysis, is simply asset sales and over-harvest of timber inventory
- The plan has three components that management asserts will create value[1]:
  - Harvest timber inventory much faster than it grows for five years[2]
  - Sell the sawmill and sell all the converting assets east of the Rocky Mountains (about half of the total converting assets)[1]
  - Sell timberlands now identified with higher value potential as development lands ("highest and best use" or "HBU" lands)[1]
- This new plan was announced only after the Obsidian/Campbell offer became public

1 From management's presentation of its new operating plan filed April 17, 2006 pages 10-11.
2 From S-3 Registration Statement filed on February 28, 2006, the Company states that harvesting timber at 275 - 280 mmbf corresponds to a sustained yield basis, whereas the new plan calls for accelerated harvest of 325 mmbf.

Selling assets and accelerating harvests does not create sustainable value

But, fundamentally nothing has changed…

- Nothing about Longview Fibre is different:
  - Same management: The decision makers have not changed
  - Same business-Same assets: Converting to REIT status does not create assets or improve operations
- We believe the increase in cash flow is temporary and does not create sustainable value:
  - Asset sales provide a one-time cash flow. The loss of the sawmill and half the converting assets will reduce operating income and operating cash flow going forward
  - The Company's own box plants are the mill's largest customer[1]. How will the mill make up for the loss of paper and linerboard sales to the converting plants being sold?
  - Sale of timberlands, whether designated HBU or not, will reduce future timber growth and probably future timber income
  - Rapid harvest of timber inventory in excess of sustainable yield provides only a temporary cash flow, similar in effect to selling off some of the box plants

1 Source: Company filings. Form S-3, p.51 filed with the SEC February 28, 2006 which states that, in 2005, the Company's converting products segment obtained approximately 51% of the total production of the Company's mill.

This is the same company!

The New Dividend

- Management has announced an intention to increase the dividend to $1.20 per year[1]
  - The dividend has been **8 cents** per year **or less** for each of the last 4 years[2]

The Question you should ask:

- How is a Company that paid a dividend of 8 cents or less from 2002 through 2005, now going to pay $1.20 for years into the future?

The Answer you should question:

- A temporary $0.20 dividend increase generates $4.00 of enterprise value **[NO!]**

Our Answer:

- The $0.20 dividend increase will be funded by harvesting timber in excess of sustained yield for five years and by selling timberlands identified as having HBU potential. In other words, **by selling assets**, **not by increasing operating earnings**
- **Remember**: a $0.20 dividend increase at a 5%[3] yield only creates $4.00 of value if the increase is PERMANENT!
- If management's plan is implemented, there will be significantly less available timber in the tree farms after five years and the current inventory of HBU properties will be much smaller
- What will happen to the stock price if the market agrees with us that the increase in the dividend won't last?

1 Source: Company filings, Form 10-Q for the quarter ended March 31, 2006.
2 Source: Company filings, 2005 Annual Report, selected financial and other data.
3 Five percent is used for illustrative purposes.

A temporary 20-cent dividend increase does not create $4 of enterprise value

Quality of the new Dividend?

- **Willingness** to pay the dividend
- **Ability** to pay the dividend
- **Sustainability:** Log prices fluctuate

"We're going to set the appropriate dividend level looking at a lot of things, but I don't have a specific metric for you. One is cash, funds available for distribution. Others are, where we are in our total debt, and debt service, leverage and other factors, so I don't have a specific formula for you."

- R.H. Wollenberg, President, CEO and Chairman of the Board on May 10, 2006, in response to a question asked about the dividend during the Company's 2006 Q1 earnings release conference call[1]

1 Source: Response made during Company 2006 Q1 earnings release conference call held May 10, 2006; Mr. Wollenberg spoke in response to a question asked by Mr. Mark Weintraub of Buckingham Research Associates.

How long will the $1.20 dividend be sustained?

Willingness to pay the dividend

- Longview Fibre's Board of Directors has reduced its dividend several times over the last 10 years, from $.64 per share to only $.08 per share **or less**
- Will Longview Fibre continue to pay an unprecedented $1.20 dividend into the future?

Dividends



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Dividend per share
$1.20 per share
3 cents per share
8 cents per share
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Company filings, 1996 - 2005 for 10/31 FYE.

SHAREHOLDER PRESENTATION

Ability to pay the dividend

- **The Company has not earned more than $0.80 per share in any of the last 9 years (and only twice in the last 15 years).**
  - Since 1997, its highest earnings per share **plus income taxes** were $1.14. Earnings per share last year were $.20. Average earnings per share for the five years 2001-2005 were $0.23; 1996-2005 average earnings per share were $0.35.
  - For how long can a dividend be paid in excess of earnings before creditors object?

Earnings performance



Pre Tax EPS
EPS
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
-$0.20
-$0.40
-$0.60
1997
1998
1999
2000
2001
2002
2003
2004
2005
2mo Dec 05
Q1 2006
2006
2007

Source: Company filings, Bloomberg financial analysis. EPS figures through 2005 are as reported for 10/31 FYE.

Will the dividend come from borrowed funds? For how long?

Sustainability with increased logging

- The Company has been sensitive to the importance of sustained yield logging practices for some time. To quote from its most recent S-3 Registration Statement:
  - *"Historically, we have managed our timberlands on a sustained yield basis, which we believe currently corresponds to an average harvest rate of 275 million to 280 million board feet of merchantable timber per year."*
  - *"Our ability to continue to harvest at this sustainable level [275-280 mmbf] is negatively affected by our accelerated harvest levels of the last few years and modest gaps in our age class distribution of our current ownership."*[1]
- Management admits that even 275-280 mmbf may not be sustainable because of "accelerated harvest levels of the last few years"[1]
- If the harvest rate of 275 mmbf may not be sustainable, can the harvest rate in the revised plan of 325 mmbf be sustained? Is the Company just selling off its assets?
- Management said it is not going to reach 325 mmbf in 2006 and will only reach a harvest level of 280-295 mmbf at most[2]
- The Company's accelerated logging plan is a very significant change in its stated harvest policy, announced only following the announcement of the Obsidian/Campbell proposal

1 Form S-3 Registration Statement, filed with the SEC by the Company on February 28, 2006.
2 Source: Company Form 10-Q filed with SEC for quarter ended March 31, 2006; Company 2006 Q1 earnings release conference call held May 10, 2006.

Can the Company sustain this level of harvest?

Log prices fluctuate- don't set the dividend at the top of the market

- From the 2002 Annual Report of Longview Fibre Company:
  "TO THE SHAREHOLDERS: In 2002, Longview Fibre completed its 75th year of operation. Although countless things have changed since 1927, one very important reality has remained constant: The forest products industry is a cyclical business. We ebb and flow with the natural rhythm of the U.S. and world economies."
- RISI (Resource Information Systems, Inc.) forecasts declining log prices over the next several years (see below)

Resource Information Systems Inc. (RISI)[1] and Longview Fibre Log Pricing[2]



RISI Actual / Projected
LFB Actual
$/mmbf average
$650
600
550
500
450
400
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Actual
Projected

1 Source: Resource Information Systems Inc. (RISI) based on Douglas Fir #2 saw log data from March 2006 report, used with permission.
2 Source: Company filings, representing a mix of species and log products. Form S-3 filed February 28, 2006.

"The forest products industry is a cyclical business." Richard H. Wollenberg

Timber runs in cycles

- **It's best to increase harvests when prices are increasing, not declining**

Log revenue and cash flow volatility

	2006	2007	2008	2009	2010
Company Log Prices Projected from RISI Trend[1]	$580	$507	$491	$519	$526
Differential to 2005 log pricing ($/mbf)	($15)	($88)	($104)	($76)	($69)
Volume Projected in new plan (mmbf)	275.0	325.0	325.0	325.0	325.0
Forecast change in revenue to today's prices (in mm)	($4.1)	($28.6)	($33.8)	($24.7)	($22.4)
Change per share (on current shares outstanding)	(0.08)	(0.56)	(0.66)	(0.48)	(0.44)

- **Management's plan says:** ***"Accelerate harvest of mature timberlands [325 mmbf] over the next five years represents approximately $17 million in incremental cash flow per year at current pricing over 275 mmbf harvest."*** [2]
- **"At current pricing" does not tell the whole story!**

1 Projected company price is RISI yearly percentage change applied to Longview's pricing to produce price trend.
2 Management's new operating plan filed April 17, 2006.

When timber prices fall - borrow more or reduce dividend ?

The last time log prices fell the dividend was significantly reduced

Dividends Paid (FYE 10/31)[1]

	Year					
Month	2000	2001	2002	2003	2004	2005
January	$0.12	$0.12	$0.03	$ -	$ -	$0.02
April	$0.12	$0.12	$ -	$0.02	$ -	$0.02
July	$0.12	$0.12	$ -	$0.02	$ -	$0.02
October	$0.12	$0.12	$ -	$ -	$0.05	$0.02
Annual Total Dividend per share	$0.48	$0.48	$0.03	$0.04	$0.05	$0.08

- **The dividend was reduced as log prices declined in 2002; in fact the dividend was completely eliminated for 8 quarters during the downward price cycle**

1 Source: Bloomberg Financial Analysis; Longview Fibre Company 2005 Annual Report. See also the Company's Registration Statement, Form S-3, p. 16-17, 30 filed February 28, 2006.

Log price cycles will continue to impact the dividend

Log price fluctuations historically impact REIT dividends

Plum Creek Timber Company, Inc. illustrates how log price fluctuations impact dividends and, ultimately, share price

- In 2001, the RISI log price began a downward trend which continued through 2002 and 2003
- During this time, in October 2002, Plum Creek Timber Company announced a cut in its dividend. In announcing the dividend cut, Rick Holley, Plum Creek's President and CEO, said the following:

  "However, despite our ability to enhance the value of the Company's assets and execute our key strategies, persistent price weakness in timber markets has not enabled the Company to generate cash flow adequate to meet its dividend for the past several quarters."[1]
- Plum Creek's share price fell to a low on October 9, 2002 of $19.11, after having traded above $30 during June 2002[2]

1 Source: Plum Creek Timber Company, Inc. News Release dated October 17, 2002 (Business Wire).
2 Source: Plum Creek Timber Company (NYSE: PCL) historic share closing price as reported on Yahoo Finance.

Log price cycles impact other REITs too

Five Year Cash Flow (Historic, adjusted)

- Of course, a dividend can be paid in excess of earnings for a certain period of time if the company has a cash flow in excess of its income. On a pro-forma basis, we believe the company's historic cash flow would not have been sufficient to pay the new dividend four of the last six years.

$ millions; illustrative

Fiscal year ended 10/31	2000	2001	2002	2003	2004	2005	Cumulative 2000-2005
Cash Flow From Operations[1]	112	110	64	96	92	111	585
Less: capital expenditures[1]	(106)	(120)	(44)	(37)	(71)	(42)	(420)
Free Cash Flow	6	(10)	20	59	21	69	165
Less: additional interest expense[2]	(7)	(7)	(7)	(7)	(7)	(7)	(42)
Less: dividends[3]	(61)	(61)	(61)	(61)	(61)	(61)	(366)
Discretionary free cash flow	**(62)**	**(78)**	**(48)**	**(9)**	**(47)**	**1**	**(243)**
Plus: Temporary cash flow from accelerated harvest and HBU sales[4]	22	22	22	22	22	22	132
Temporary discretionary free cash flow	**(40)**	**(56)**	**(26)**	**13**	**(25)**	**23**	**(111)**

1 Source: Company Filings.
2 Additional Interest expense is estimated borrowing cost of 7% on $100 million of pro forma debt required for REIT conversion.
3 Dividends of $1.20 per share on 51.1 million shares
4 Addition of incremental cash flow is temporary, with $17 million/year for 5 years from accelerated harvest and $5 million/year from HBU sales.

We believe Longview Fibre would not have been able to pay the new dividend during the last six years

The risks of using a valuation formula

- We believe valuing Longview Fibre solely by converting the announced dividend into a yield is risky
- The two formula components are subject to change
  - Micro: the **dividend** may be reduced
  - Macro: **yield** requirements may increase
- What yield will shareholders demand?
  - Moody's recently rated secured Company debt as Ba3[1].
  - Should the equity trade at an implied yield below 10 year Treasury bonds?


C=2πR

1 Source: Moody's Investor Services release dated May 12, 2006.

Why the new “floor” lacks a foundation

- The basic concept
  - that a simple formula can be used to determine value
  - assumes value should equal cash flow divided by an appropriate yield
  - assumes the cash flow is long term, uninterrupted, and very certain
- We believe it is risky to conclude
  - that Longview Fibre, as a REIT, will deliver a long-term, uninterrupted, and very certain cash flow
  - that this formula valuation can be applied blindly to determine the value of any company that becomes a REIT
- We believe the downside risks are significant
  - Longview Fibre is the same company with the same management
  - We believe Longview’s past performance suggests significant risk on both the dividend and yield component. Is there good reason to expect improvement in the future?

Significant downside risk

Dividend- the first component

- We believe the formula approach requires a long term, uninterrupted, and very certain cash flow
  - Does Longview's dividend fit this requirement?
  - What does Longview's history tell us?
- Longview's own words tell us plenty
  - its plan is temporary[1]
  - it will reevaluate its dividend based upon its cash flow and debt levels[2]
  - its harvesting plan of 325 mmbf will not be implemented until 2007[3]
  - it will have significant negative cash flow in 2006 and will therefore have to borrow[3]
- Risky dividends have a negative effect on yields required by the market
- Risky dividends are not an appropriate component of the formula

1 Source: Company Shareholder Presentation filed April 17, 2006 describes the plan to include the extraordinary harvest of timberlands only for five years and includes such one-time events as facility sales and sales of specific HBU lands
2 Response made during Company 2006 Q1 earnings release conference call held May 10, 2006. See also Form S-3 filed by the Company on February 28, 2006.
3 Source: Company Form 10-Q filed with SEC for quarter ended March 31, 2006; Company 2006 Q1 earnings release conference call held May 10, 2006.

Does the company's dividend compare well with other REITS?

Yield- the second component

- Yield has a "micro" component that is company specific
  - The more risky the dividend from Longview Fibre, the greater the yield demanded by the market
  - How certain is $1.20 per share?
- Yield also has a "macro" component of market and interest rate risk
  - Interest rates may increase
  - Dividend yields for REITs are at historic lows compared to interest rates[1]
  - Spreads to Treasuries are currently negative…a very unusual situation
  - What will happen when yields return to historic spreads to Treasury bonds?
  - Under "macro" pressures, will investors favor REITs with highly certain dividends and a proven track record?

1 Source: SNL Financial LLC REIT Equity Index and 10 year Treasury rates.

"Micro" and "macro" pressures will impact yield

Will REIT yields return to historic spreads?

REIT Dividend yield

	Since 6/30/1999		Current - 5/19/2006	
	Average Yield	Spread to Treasuries	Yield	Spread to Treasuries
10 Year Treasury Note	4.8%	N/A	5.05%	N/A
SNL REIT Equity Index	6.6%	1.8%	4.4%	(0.65%)



10 Year Treasury Note
SNL REIT Equity Index
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
Jun-99
Nov-00
Mar-02
Jul-03
Dec-04
Apr-06
Spread to Treasuries goes negative in 2006

Note: Index consists of all Equity REITs in SNL's coverage universe (currently 150 companies)
Source: SNL Financial LLC REIT Equity Index.

Risk to Shareholders that REIT yields increase- our proposal is for cash

Even if a formula approach were appropriate…

- What yield will investors require for Longview Fibre?
- What will the dividend payment be over time?
- What could happen if yields return to historic spreads to Treasury bonds?



Div $1.20
Div $1.00
Div. $.80
Div. $.40
Share price implied by dividend yield valuation formula
$26
$23
$20
$17
$14
$11
$8
$5
5.2%
5.4%
5.6%
5.8%
6.0%
6.2%
6.4%
6.6%
6.8%
7.0%
7.2%
7.4%
7.6%
7.8%
Required Yield

The REIT election

- Will the REIT election save the company money?
- What does the REIT election cost the shareholders?

The REIT election may not save any money, but will cost shareholders

Does a REIT election save the Company significant money?

- The purpose of a REIT election is to save corporate level income taxes. Yet for the last 8 years Longview Fibre has paid very little in income taxes and owed less than $750,000 in federal income tax for 2005

- Longview seems to have its own built-in tax shelter for the profit from harvesting its trees: the losses from the mill. By making the REIT election, tax losses from the mill operations (contained inside the taxable REIT subsidiary) will no longer be permitted to offset taxable income in the REIT itself

The Company's Current Federal[1] income tax provision or expense was a cumulative net tax benefit (i.e. refund) over the past 8 years

FYE 10/31	Current Federal tax expense (benefit) ($ thousands)[2]
2005	$ 725
2004	$ 0
2003	$ 0
2002	$ (8,452)
2001	$ (1,072)
2000	$ 3,497
1999	$ 121
1998	$ (7,925)

1 Analysis excludes state income tax effect, if any. Federal REIT tax rules may not apply in every state.
2 Source: Company filings, Notes to consolidated financial statements, Income Taxes, Form 10-K for FYE 10/31 1998-2005.

Longview Fibre mill losses have offset taxable income from timber

The REIT election costs to shareholders

- The decision to become a REIT will increase shareholders' income tax burden this year
  - As a general rule, stock dividends (really stock splits) are non-events for financial and tax purposes. The enterprise is unchanged and the same shareholders own the same portion after the stock dividend as before
  - But the Company's REIT plan involves issuing a TAXABLE stock dividend in an amount in excess of $300 million[1]. $300 million of phantom taxable income to the shareholders is more than the estimated net taxable income reported by the Company, based on public information, over at least the last 15 years[2]

1 The total expected dividend is estimated between $355-365 million, with $71-73 million paid in cash and the balance in phantom taxable income. Source: Company Form S-3, filed February 28, 2006.
2 Public records available to us do not indicate total aggregate estimated net Federal taxable income for the company for the last 15 years to be anywhere near $300 million.

Shareholders will have phantom taxable income of $300 million this year

HBU sales create unexpected REIT income tax liability

- The Company's new and "improved" management plan may result in income taxes at the REIT level associated with the sale of HBU lands
  - The sale of historically owned real estate (compared to the harvest of trees) is taxable to a REIT at corporate tax rates for the first 10 years after becoming a REIT. This built-in gains tax at a 35 percent Federal income tax rate, on $4-5 million of HBU sales per year, is likely to significantly exceed the total income taxes the Company has actually paid over the past eight years. The company explains:

    "If during the ten-year period beginning on the first date we are subject to taxation as a REIT (expected to be January 1, 2006), we recognize gain on the disposition of any property held by us as of such date, then, to the extent of the excess of (i) the fair market value of such property as of such date over (ii) the adjusted tax basis of the property as of such date (the "Built-in-Gain"), such gain will be subject to tax at the highest corporate tax rate."[1]

  - Longview Fibre as a REIT may actually pay more income taxes than it did as a regular corporation as a result of announced HBU sales

1 Form S-3 Registration Statement, filed with the SEC by the Company on February 28, 2006.

Will the REIT conversion save taxes on an overall basis?

Can Longview Fibre execute its plan?

- We believe our proposal of $26 /share in cash is superior to management's new plan
- We believe management's new operating plan puts higher financial and operating risk on the company[1]
  - Dividend payout exceeds historic and current earnings and cash flows
  - More debt on junk-rated balance sheet
  - Cash flows supporting the higher dividend are temporary in nature
  - Log prices run in cycles
  - Significant shift in management practices and philosophies are required

1 Several attendant risks of converting to a REIT are described in detail in the Company's recent registration statement, Form S-3 filed February 28, 2006.

The "new and improved" plan presents a real challenge for management

Conclusion

Tell the Longview Board of Directors to listen to its shareholders

- Support our demand for a shareholder meeting
  - Sign and return the Gold Agent designation to facilitate calling a special shareholder meeting

Our proposal depends on your support!